UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment 2)*

                     FAIR, ISAAC & COMPANY, INCORPORATED
                    -------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, Par Value $0.01
                      -------------------------------------
                         (Title of Class of Securities)

                                  303250104
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                           Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                               (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                July 16, 2002
                              -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 14


CUSIP NO. 303250104              SCHEDULE 13D                     Page 2 of 14

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,447,375**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,447,375**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,447,375**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 303250104              SCHEDULE 13D                     Page 3 of 14

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,447,375**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,447,375**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,447,375**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 303250104              SCHEDULE 13D                     Page 4 of 14

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.
                                                    (Formerly RCBA GP, L.L.C.)

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,447,375**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,447,375**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,447,375**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 303250104              SCHEDULE 13D                     Page 5 of 14

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3395150
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,447,375**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,447,375**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,447,375**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 303250104              SCHEDULE 13D                     Page 6 of 14

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
  7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,447,375**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,447,375**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,447,375**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 303250104              SCHEDULE 13D                     Page 7 of 14


This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on October 10, 2000 by Blum Capital Partners, L.P., a California limited partnership ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP, L.L.C. (formerly RCBA GP, L.L.C.), a Delaware limited liability company ("Blum GP"); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of Blum GP (collectively, the "Reporting Persons"). This Amendment relates to shares of Common Stock, par value $0.01 (the "Common Stock") of Fair, Isaac & Company, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 200 Smith Ranch Road, San Rafael, California 94903. The following amendments are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended to include the following additional information:

In February 2002, RCBA GP, L.L.C. and RCBA Strategic Partners, L.P. changed their names to Blum Strategic GP, L.L.C. and Blum Strategic Partners, L.P. ("Blum Strategic"), respectively. Blum GP is a Delaware limited liability company whose principal business is acting as general partner for Blum Strategic.

Since the filing of Amendment No. 1 to Schedule 13D, there have been changes to the executive officers and directors of RCBA Inc. and Blum L.P.

The principal business office address of Blum L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and               Business              Citizenship  Principal Occupation
Office Held            Address                             or Employment
--------------------  ----------------------- ---------  --------------------

Richard C. Blum        909 Montgomery St.       USA      President & Chairman,
President,             Suite 400                         Blum L.P.
Chairman & Director    San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.       Norway   Managing Partner,
Managing Partner       Suite 400                         Blum L.P.
& Director             San Francisco, CA 94133

Claus J. Moller        909 Montgomery St.       Denmark  Managing Partner,
Managing Partner       Suite 400                         Blum L.P.
& Director             San Francisco, CA 94133

John C. Walker         909 Montgomery St.       USA      Partner,
Partner                Suite 400                         Blum L.P.
                       San Francisco, CA 94133



CUSIP NO. 303250104              SCHEDULE 13D                     Page 8 of 14


Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Kevin A. Richardson II  909 Montgomery St.       USA       Partner,
Partner                 Suite 400                          Blum L.P.
                        San Francisco, CA 94133

Jose S. Medeiros        909 Montgomery St.       Brazil    Partner,
Partner                 Suite 400                          Blum L.P.
                        San Francisco, CA 94133

Jeffrey A. Cozad        909 Montgomery St.       USA       Partner,
Partner                 Suite 400                          Blum L.P.
                        San Francisco, CA 94133

Marc T. Scholvinck      909 Montgomery St.       USA       Partner & Chief
Partner, Chief          Suite 400                          Financial Officer,
Financial Officer,      San Francisco, CA 94133            Blum L.P.
Assistant Secretary
& Director

Murray A. Indick        909 Montgomery St.       USA       Partner and
Partner, General        Suite 400                          General Counsel,
Counsel & Secretary     San Francisco, CA 94133            Blum L.P.

Since the filing of Amendment No. 1 to Schedule 13D, there have been changes to the managing members and members of Blum GP.

The principal business office address of Blum GP is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP, their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
Richard C. Blum        909 Montgomery St.       USA      President & Chairman,
Managing Member        Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.       Norway   Managing Partner,
Managing Member        Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Claus J. Moller        909 Montgomery St.       Denmark  Managing Partner,
Managing Member        Suite 400                         Blum L.P.
                       San Francisco, CA 94133

John C. Walker         909 Montgomery St.       USA      Partner,
Member                 Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Kevin A. Richardson II 909 Montgomery St.       USA      Partner,
Member                 Suite 400                         Blum L.P.
                       San Francisco, CA 94133



CUSIP NO. 303250104              SCHEDULE 13D                     Page 9 of 14


Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Jose S. Medeiros       909 Montgomery St.       Brazil   Partner,
Member                 Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Jeffrey A. Cozad       909 Montgomery St.       USA      Partner,
Member                 Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Marc T. Scholvinck     909 Montgomery St.       USA      Partner & Chief
Member                 Suite 400                         Financial Officer,
                       San Francisco, CA 94133           Blum L.P.

Murray A. Indick       909 Montgomery St.       USA      Partner and
Member                 Suite 400                         General Counsel,
                       San Francisco, CA 94133           Blum L.P.


A cover page has been added to the Schedule 13D to reflect direct ownership of Common Stock by Blum Strategic GP II, L.L.C. ("Blum GP II"). Blum GP II is a Delaware limited liability company whose principal business is acting as sole general partner of Blum Strategic Partners II, L.P. ("Blum Strategic II").

The principal business office address of Blum GP II is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP II, their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------
Richard C. Blum       909 Montgomery St.       USA       President & Chairman,
Managing Member       Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway    Managing Partner,
Managing Member       Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Claus J. Moller       909 Montgomery St.       Denmark   Managing Partner,
Managing Member       Suite 400                          Blum L.P.
                      San Francisco, CA 94133

John C. Walker        909 Montgomery St.       USA       Partner,
Managing Member       Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Kevin A. Richardson II 909 Montgomery St.      USA       Partner,
Managing Member        Suite 400                         Blum L.P.
                       San Francisco, CA 94133



CUSIP NO. 303250104              SCHEDULE 13D                    Page 10 of 14


Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Jose S. Medeiros      909 Montgomery St.       Brazil    Partner,
Managing Member       Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Jeffrey A. Cozad      909 Montgomery St.       USA       Partner,
Member                Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA       Partner & Chief
Member                Suite 400                          Financial Officer,
                      San Francisco, CA 94133            Blum L.P.

Murray A. Indick      909 Montgomery St.       USA       Partner and
Member                Suite 400                          General Counsel,
                      San Francisco, CA 94133            Blum L.P.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to information provided by the Issuer, there were 34,697,000 shares of Common Stock issued and outstanding as of July 19, 2002. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report direct holdings as follows: (i) Blum L.P. and RCBA Inc. report holdings of 2,150,050 of the Common Stock on behalf of the limited partnerships for which Blum L.P. serves as the general partner and Blum L.P.'s investment advisory clients, which represents 6.2% of the outstanding shares of the Common Stock; (ii) Blum GP reports holdings of 536,625 shares of the Common Stock on behalf of the limited partnership for which it serves as the general partner, which represents 1.5% of the outstanding shares of the Common Stock; (iii) Blum GP II reports holdings of 579,800 shares of the Common Stock on behalf of the limited partnership for which it serves as the general partner, which represents 1.7% of the


CUSIP NO. 303250104              SCHEDULE 13D                    Page 11 of 14


outstanding shares of the Common Stock; and (iv) Mr. Blum reports the aggregate of these shares for a total of 3,266,475 shares of the Common Stock, which represents 9.4% of the outstanding shares of the Common Stock.

In addition, because Blum L.P. has voting and investment power with respect to 180,900 shares that are legally owned by The Common Fund for the account of its Multi-Strategy Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by Blum L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, Wilton, Connecticut 06897-0812. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power concerning the above shares are held solely by Blum L.P., Blum GP and Blum GP II. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 3,447,375 shares of the Common Stock, which is 9.9% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which Blum GP and Blum GP II have voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., or managing members and members of Blum GP and Blum GP II, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP or Blum GP II, except to the extent of any pecuniary interest therein.

(c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock in the open market:

Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
Blum L.P.'s limited partnership   07-16-2002    15,000     31.60270
and investment advisory client    07-17-2002    40,000     31.45640
accounts (including The           07-18-2002    50,000     30.18750
Common Fund)                      07-18-2002    87,500     30.83030
                                  07-19-2002    25,000     31.55660


CUSIP NO. 303250104              SCHEDULE 13D                    Page 12 of 14


Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------

The limited partnership for       07-03-2002    34,600     30.22500
which Blum GP II serves as        07-05-2002     5,900     33.13200
the general partner               07-08-2002    50,000     33.32970
                                  07-09-2002    25,800     31.11090
                                  07-10-2002    40,000     30.51140
                                  07-11-2002    23,000     30.22370
                                  07-12-2002   126,000     31.93860
                                  07-12-2002    27,000     31.98890
                                  07-15-2002    55,000     31.69270
                                  07-16-2002    15,000     31.60270
                                  07-17-2002    40,000     31.45640
                                  07-18-2002    50,000     30.18750
                                  07-18-2002    87,500     30.83030
                                  07-19-2002    25,000     31.55660

(d) and (e)  Not applicable.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.




CUSIP NO. 303250104              SCHEDULE 13D                    Page 13 of 14


                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 23, 2002

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
     and Secretary                         and Secretary



BLUM STRATEGIC GP, L.L.C.
(FORMERLY RCBA GP, L.L.C.)            /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

 By  /s/ Murray A. Indick             By  Murray A. Indick, Attorney-in-Fact
     -------------------------------
     Murray A. Indick, Member



BLUM STRATEGIC GP II, L.L.C.


By  /s/ Murray A. Indick
   ---------------------------------
    Murray A. Indick, Member


CUSIP NO. 303250104              SCHEDULE 13D                    Page 14 of 14

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.


Dated:  July 23, 2002

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
     and Secretary                         and Secretary



BLUM STRATEGIC GP, L.L.C.
(FORMERLY RCBA GP, L.L.C.)            /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

 By  /s/ Murray A. Indick             By  Murray A. Indick, Attorney-in-Fact
     -------------------------------
     Murray A. Indick, Member



BLUM STRATEGIC GP II, L.L.C.


 By  /s/ Murray A. Indick
     ---------------------------------
     Murray A. Indick, Member